                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                -----------------

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934

       For the month of             October                           , 2004   .
                        --------------------------------------------------------

 Waterford Wedgwood plc                              Waterford Wedgwood U.K. plc
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                 (Translation of Registrants' Name Into English)

                                                 Barlaston, Stoke-On-Trent,
Kilbarry, Waterford, Republic of Ireland              ST12 9ES England
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                    (Address of Principal Executive Offices)

       Indicate by check mark whether the registrants file or will file annual reports under cover of Form 20-F or Form 40-F:

       Form 20-F [X] Form 40-F [ ]

       Indicate by check mark if the registrants are submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

       Indicate by check mark if the registrants are submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

       Indicate by check mark whether by furnishing the information contained in this Form, the registrants are also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes [ ]   No [X]

       If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

                                              WATERFORD WEDGWOOD plc

Date:  October 5, 2004                            /s/    PATRICK DOWLING
                                              ----------------------------------

                                              Name: Patrick Dowling
                                              Title:  Secretary

                                              WATERFORD WEDGWOOD U.K. plc

Date:  October 5, 2004                            /s/    PATRICK DOWLING
                                              ----------------------------------

                                              Name: Patrick Dowling
                                              Title:  Secretary

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THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. IF YOU ARE IN
ANY DOUBT ABOUT THE COURSE OF ACTION TO TAKE, YOU SHOULD IMMEDIATELY CONSULT
YOUR STOCKBROKER, BANK MANAGER, SOLICITOR, ACCOUNTANT OR OTHER INDEPENDENT
PROFESSIONAL ADVISER (BEING, IN THE CASE OF IRISH RESIDENT STOCKHOLDERS, AN
ORGANISATION OR FIRM AUTHORISED OR EXEMPTED PURSUANT TO THE INVESTMENT
INTERMEDIARIES ACT 1995 OF IRELAND OR THE STOCK EXCHANGE ACT 1995 OF IRELAND
AND, IN THE CASE OF UNITED KINGDOM RESIDENT STOCKHOLDERS, AN INDEPENDENT
FINANCIAL ADVISER DULY AUTHORISED UNDER THE FINANCIAL SERVICES AND MARKETS ACT
2000 OF THE UNITED KINGDOM ("FSMA")).

If you have sold or otherwise transferred your entire holding of Stock Units in
Waterford Wedgwood plc, please forward this document, together with the accompanying Form of Proxy, to the purchaser or transferee or to the stockbroker, bank or other agent through whom the sale or transfer was effected, for transmission to the purchaser or transferee as soon as possible.

Davy, which is regulated in Ireland by the Irish Financial Services Regulatory
Authority, is acting for Waterford Wedgwood plc and for no one else (including any recipient of this document) in relation to the Sale and will not be responsible to any other person for providing the protection afforded to its customers, or for providing advice in relation to the Sale or any other matter referred to herein.

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                               [GRAPHIC OMITTED]

                                   WATERFORD
                                   WATERFORD

 (Incorporated and registered in Ireland under the Companies Acts 1908 to 1924 with registered number 11861)

                          SALE OF ALL-CLAD USA, INC.,

                            SHARE CAPITAL PROPOSALS

                                      AND

                    NOTICE OF EXTRAORDINARY GENERAL MEETING

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YOUR ATTENTION IS DRAWN TO THE LETTER FROM THE CHAIRMAN OF WATERFORD WEDGWOOD
PLC WHICH IS SET OUT ON PAGES 7 TO 12 OF THIS DOCUMENT AND WHICH CONTAINS
RECOMMENDATIONS TO VOTE IN FAVOUR OF THE RESOLUTION TO EFFECT THE SALE AND TO
VOTE IN FAVOUR OF THREE RESOLUTIONS RELATING TO THE SHARE CAPITAL OF THE
COMPANY, TO BE PROPOSED AT THE EXTRAORDINARY GENERAL MEETING.

A notice of an Extraordinary General Meeting of the Company to be held at The
Shelbourne Hotel, 27 St. Stephen's Green, Dublin 2, Ireland at 10.00 a.m. on
26 July, 2004 is contained at the end of this document. A Form of Proxy for use at the meeting accompanies this document which, if you wish to appoint a proxy, should be completed and signed in accordance with the instructions printed thereon and returned to the Company's Registrar, Capita Corporate Registrars
Plc, P.O. Box 7117, Dublin 2, Ireland (if delivered by post) or Capita
Corporate Registrars Plc, Unit 5, Manor Street Business Park, Manor Street,
Dublin 7, Ireland (if delivered by hand), as soon as possible, but in any event so as to be received no later than 10.00 a.m. on 24 July, 2004.

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                                    CONTENTS
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                                                            Page(s)

EXPECTED TIMETABLE OF PRINCIPAL EVENTS                         2

DEFINITIONS                                                    3

PART I:   LETTER FROM THE CHAIRMAN OF WATERFORD WEDGWOOD       7

PART II:  FINANCIAL INFORMATION ON THE ALL-CLAD GROUP         13

PART III: PRO FORMA FINANCIAL INFORMATION                     15

PART IV:  ADDITIONAL INFORMATION                              17

NOTICE OF EXTRAORDINARY GENERAL MEETING                       23

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                     EXPECTED TIMETABLE OF PRINCIPAL EVENTS
--------------------------------------------------------------------------------

Latest time and date for receipt of Form of Proxy    10.00 a.m. on 24 July, 2004

Time and date of Extraordinary General Meeting       10.00 a.m. on 26 July, 2004

Completion of the Sale                               no later than 27 July, 2004

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                                  DEFINITIONS
--------------------------------------------------------------------------------

In this document the following words and expressions shall have the following meanings unless the context otherwise requires or unless it is otherwise specifically provided:

"1983 Act"                            Companies (Amendment) Act 1983;

"All-Clad"                            All-Clad USA, Inc., a wholly owned subsidiary of Waterford
                                      Wedgwood, incorporated in Pennsylvania, USA and the holding company of the All-Clad Group, all of the issued share capital of which is being sold pursuant to the Sale & Purchase Agreement;

"All-Clad GmbH"                       All-Clad GmbH Swiss, a subsidiary of Waterford Wedgwood,
                                      which, together with Spring USA, comprises the Spring Group;

"All-Clad Group"                      the US based cookware business of Waterford Wedgwood
                                      comprising All-Clad and its subsidiaries and subsidiary
                                      undertakings but excluding the Spring Group;

"Amended Existing Note                the amendments to a series of substantially identical note purchase
  Purchase Agreements"                agreements dated 18 November, 1998 entered into by the Company and certain of its subsidiaries, and pursuant to which original agreements Waterford Wedgwood Finance issued the Private
                                      Placement Notes, on 26 November, 2003;

"Amended Revolving Credit             the amendment to a previously existing credit facility of
  Facility"                           approximately Euro 340 million, entered into by the Company and certain of its subsidiaries on 26 November, 2003, pursuant to which amendment the amount outstanding under the facility was reduced to approximately Euro 224 million;

"Articles"                            the Articles of Association of the Company;

"Ballygunner"                         Ballygunner Holdings, an Irish incorporated company and wholly owned subsidiary of Waterford Wedgwood, which, together with
                                      Waterford Wedgwood, is the seller of All-Clad;

"Board" or "Directors"                the board of directors of the Company whose names are set out on page 7 of this document;

"Business Day"                        any day (other than a Saturday or Sunday) on which lending banks in Dublin and London are open for business;

"Circular"                            this document dated 2 July, 2004;

"Completion" or "Closing" or          completion of the Sale in accordance with the terms of the Sale &
  "Closing Date"                      Purchase Agreement, which must, unless otherwise agreed in accordance with the terms of the Sale & Purchase Agreement, occur within sixty days of the execution thereof, that is by 27 July,
                                      2004;

"Continuing Group"                    Waterford Wedgwood and its subsidiaries and subsidiary
                                      undertakings following Completion;

"Davy"                                J&E Davy, trading as Davy;

"December, 2003 Document"             a document dated 1 December, 2003 issued to Stockholders in connection with the Rights Issue;

"Director"                            a member of the Board;

"EBITDA"                              earnings before interest, tax, depreciation and amortisation;

--------------------------------------------------------------------------------

"Existing Issued Share Capital"       the 996,987,229 Stock Units comprised of 996,987,229 Ordinary
  or "Existing Stock Units"           Shares and 996,987,229 Income Shares in issue as at 29 June, 2004
                                      (being the latest practicable date prior to publication of this document), and excluding for the purposes of this definition only,
                                      99,648,756 Income Shares in issue but not forming part of Stock
                                      Units in issue;

"Extraordinary General                the extraordinary general meeting of the Company to be held at
  Meeting" or "EGM"                   The Shelbourne Hotel, 27 St. Stephen's Green, Dublin 2, Ireland,
                                      at 10.00 a.m. on 26 July, 2004, notice of which is set out on page 23 of this document, and any adjournment thereof;

"Federal Trade Commission" or         The Federal Trade Commission of the United States;
  "FTC"

"Form of Proxy"                       the form of proxy for use at the EGM which accompanies this document;

"HSR Act"                             Hart-Scott-Rodino Antitrust Improvements Act 1976 of the United
                                      States;

"Income Share(s)"                     a non-voting share(s) of nominal value Stg1p each in the capital of
                                      Waterford Wedgwood UK, issued with, and tied to, an Ordinary
                                      Share in order to comprise a Stock Unit;

"Ireland"                             Ireland, excluding Northern Ireland, and the word Irish shall be construed accordingly;

"Irish GAAP"                          Irish generally accepted accounting principles;

"Irish Stock Exchange"                The Irish Stock Exchange Limited;

"LIBOR"                               London Interbank Offered Rate;

"Listing Rules"                       the Listing Rules of the Irish Stock Exchange, and/or as
                                      appropriate, of the UK Listing Authority;

"London Stock Exchange"               London Stock Exchange plc;

"make-whole"                          a provision that allows a borrower to make an early repayment of fixed rate term debt. The borrower will be required to make an additional payment (a make-whole premium) that is derived from a formula based on the net present value of the future debt payments;

"Make-Whole Notes"                    US$4.0 million (Euro 3.2 million) notes which will be issued to holders of the Private Placement Notes in satisfaction of the make-whole payment due on the partial early repayment of the Private
                                      Placement Notes out of the proceeds of the Sale. The Make-Whole
                                      Notes carry no coupon and are not due until the Private Placement
                                      Notes are repaid in full;

"Memorandum"                          the Memorandum of Association of the Company;

"Notice"                              the Notice of the Extraordinary General Meeting set out at the end
                                      of this document;

"Option Holder(s)"                    holders of Options under the Share Option Schemes;

"Options"                             options outstanding under the Share Option Schemes;

"Ordinary Shares"                     Ordinary Shares of nominal value Euro 0.06 each in the capital of the
                                      Company issued with, and tied to an Income Share in order to comprise a Stock Unit;

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

"Preliminary Results"                 the audited consolidated preliminary results of the Company for the year ended 31 March, 2004 published on 17 June, 2004;

"Private Placement Notes" or          guaranteed senior private placement notes issued in November,
  "PPN(s)"                            1998, by Waterford Wedgwood Finance, guaranteed by Waterford
                                      Wedgwood and certain other subsidiaries, of which US$63 million are outstanding, bearing a coupon of 8.75% per annum and due in
                                      November, 2008;

"Refinancing"                         the refinancing of the Waterford Wedgwood Group implemented in the fourth quarter of 2003 comprising the issue of the
                                      Subordinated Bonds, the entry into the Amended Revolving
                                      Credit Facility, the entry into the Amended Existing Note Purchase
                                      Agreements, certain amendments to the Group's other senior debt facilities, and the Rights Issue;

"Registrar"                           Capita Corporate Registrars Plc;

"Resolution(s)"                       the resolution(s) to be proposed at the EGM;

"Rights Issue"                        the fully underwritten issue, by way of rights, on a 3 for 11 basis, of 213,640,119 Units at Euro 0.18 each raising, in aggregate,
                                      Euro 38.5 million, as implemented in December, 2003;

"Rosenthal"                           Rosenthal Aktiengesellschaft, a subsidiary of Waterford
                                      Wedgwood;

"Sale" or "Proposed Sale"             the proposed sale by Waterford Wedgwood of All-Clad on and subject to the terms of the Sale & Purchase Agreement;

"Sale & Purchase Agreement"           the conditional agreement dated 28 May, 2004 by and among
                                      Waterford Wedgwood and Ballygunner, and SEB, which agreement is summarised in section 4(a)(i) of Part IV of this document;

"Share Capital Proposals"             the proposed increase in the authorised share capital of the
                                      Company, (Resolution 2), the proposed grant of general allotment authority to the Directors (Resolution 3) and the proposed disapplication of pre-emption rights (Resolution 4);

"Share Option Scheme(s)"              the Group's share option schemes comprising the Executive Share
                                      Option Scheme, the Group Share Option Scheme, 1995, the 1996
                                      Approved Group Share Option Scheme, the Savings-Related
                                      Share Option Scheme 1995 and the Irish and International Savings
                                      Related Share Option Scheme 1996;

"SEB"                                 Societe d'Emboutissage de Bourgogne SA, the proposed purchaser of All-Clad;

"Spring USA"                          Spring USA Inc., a 60% owned subsidiary company of Waterford
                                      Wedgwood which, together with All-Clad GmbH, comprises the
                                      Spring Group;

"Spring Group"                        together Spring USA and All-Clad GmbH which have historically been included within the cookware division of the Waterford
                                      Wedgwood Group (of which the All-Clad Group is the largest part) but which are not being disposed of as part of the Sale);

"Stock Exchanges"                     the Irish Stock Exchange and the London Stock Exchange;

"Stockholder(s)"                      holder(s) of Stock Units;

"Stock Unit(s)" or "Units"            one Ordinary Share and one Income Share which are tied together to form a Stock Unit;

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"Subordinated Bonds"                  9 7/8% Subordinated Bonds due 2010 issued by Waterford Wedgwood in November 2003 in the principal amount of Euro 166,028,000;

"subsidiary"                          shall have the meaning ascribed to it by Section 155 of the
                                      Companies Act 1963;

"subsidiary undertaking"              shall have the meaning given by the European Communities
                                      (Companies: Group Accounts) Regulations 1992;

"UK" or "United Kingdom"              the United Kingdom of Great Britain, its provinces and territories and all areas subject to its jurisdiction and any potential sub-division thereof;

"UKLA" or "UK Listing                 the Financial Services Authority, acting in its capacity as the
  Authority"                          competent authority for the purposes of Part VI of the Financial
                                      Services and Markets Act 2000 of the United Kingdom;

"USA" or "US" or "United              the United States of America, its territories and possessions, any
  States"                             states of the United States of America, the District of Columbia
                                      and all other areas subject to the jurisdiction of the United States of America;

"Waterford Wedgwood" or "the          Waterford Wedgwood plc an Irish registered company having a
  Company"                            registered address of Kilbarry, Waterford, Ireland and registration number 11861;

"Waterford Wedgwood Finance"          Waterford Wedgwood Finance, Inc., an indirect US subsidiary of
                                      Waterford Wedgwood;

"Waterford Wedgwood Group"            Waterford Wedgwood and its subsidiaries and subsidiary
  or "the Group"                      undertakings;

"Waterford Wedgwood                   Waterford Wedgwood Luxembourg S.a.r.l., an indirect Luxembourg
  Luxembourg"                         subsidiary of Waterford Wedgwood; and

"Waterford Wedgwood UK"               Waterford Wedgwood, U.K. plc, a subsidiary holding company of
                                      Waterford Wedgwood.

Notes:

(i)        Unless otherwise stated in this document, all reference to statutes or other forms of legislation shall refer to statutes or forms of legislation of Ireland. Any reference to any provision of any legislation shall include any amendment, modification, re-enactment or extension thereof.

(ii)       The symbols "Euro " and "c" refer to euro and euro cent
           respectively, the lawful currency of Ireland pursuant to the provisions of the Economic and Monetary Union Act 1998. The symbol
           "US$" or "$" refers to US dollars.

(iii)      Unless otherwise stated, consideration amounts under the Sale &
           Purchase Agreement referred to throughout this document have been translated from US dollars to euro at a rate of Euro 1:US$1.2208, being the reference rate issued by the European Central Bank on 29
           June, 2004 (the latest practicable date prior to publication of this document), other than for US$100 million of the proceeds of the Sale which is to be applied against a forward contract at the rate of
           Euro 1:US$1.19875 and which has accordingly been converted at this rate.

(iv)       Words importing the singular shall include the plural and vice versa and words importing the masculine gender shall include the feminine or neuter gender.

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            PART I - LETTER FROM THE CHAIRMAN OF WATERFORD WEDGWOOD
--------------------------------------------------------------------------------

                               [GRAPHIC OMITTED]
                                   WATERFORD
                                   WATERFORD

(Incorporated and registered in Ireland under the Companies Acts 1908 to 1924 with registered number 11861)

Directors                                                      Registered Office
Sir Anthony O'Reilly * (Chairman)                                      Kilbarry,
PJ Goulandris * (Bahamas) (Deputy Chairman)                           Waterford,
PR O'Donoghue (Group CEO)                                               Ireland.
PM D'Alton (Finance Director)
PB Cameron (USA)
GP Dempsey *
J Foley
L Glucksman * (USA)
OC Kusel (German)
KC McGoran *
S Michaels * (USA)
PJ Molloy *
Lady O'Reilly * (Greek)
T O'Reilly Jnr
DW Sculley * (USA)
Lord Wedgwood (British)
Dr FA Wedgwood * (British)
* denotes non-executive Director                                    2 July, 2004

To the Stockholders and, for information only, to Option Holders

                           SALE OF ALL-CLAD USA, INC.,

                             SHARE CAPITAL PROPOSALS

                                       AND

                     NOTICE OF EXTRAORDINARY GENERAL MEETING

Dear Stockholder,

(1) INTRODUCTION
On 2 June, 2004, Waterford Wedgwood announced that it had entered into a conditional agreement to sell All-Clad, its US based cookware subsidiary,
(further information in relation to which is set out in the paragraph of this letter entitled "Information on the All-Clad Group") to SEB for a total consideration of US$250 million (approximately Euro 206 million), (including repayment of a loan by All-Clad to the Waterford Wedgwood Group) payable in cash on Completion.

Due to the size of this transaction relative to the size of the Group, completion of the Sale is conditional, in accordance with the Listing Rules, upon the approval of Waterford Wedgwood's Stockholders, which will be sought at an Extraordinary General Meeting to be held on 26 July, 2004.

The purpose of this document is to:

(i)        provide Stockholders with the details of the Sale;

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--------------------------------------------------------------------------------

(ii)       explain why the Board believes the Sale to be in the best interests of the Company and its Stockholders as a whole and why the Board unanimously recommends Stockholders to vote in favour of it, and to seek Stockholders approval of the Sale; and

(iii)      provide Stockholders with details of the proposed increase in the authorised share capital of the Company and related allotment and disapplication of pre-emption authority renewals also being sought at the Extraordinary General Meeting, and to seek Stockholder approval for such.

The notice convening the Extraordinary General Meeting is set out at the end of
this document.

(2) BACKGROUND TO AND REASONS FOR THE SALE
Over recent years, Waterford Wedgwood has undertaken a number of initiatives comprising modernisation, restructuring and outsourcing programmes, in an effort to lower operating costs, improve factory efficiency and reduce under-utilised production capacity. In tandem, Waterford Wedgwood has remained committed to a strategy of maintaining its strong market position by continuing to introduce high quality products with innovative designs, to leverage its multi-channel distribution network and to invest in marketing and advertising activities.

The primary focus of this two pronged strategy has been to reshape the Group to a position from which it can more fully realise the full potential of its global luxury brand strength notwithstanding the prevalence of difficult economic conditions over the past two to three years. In particular, the annual cost savings to be derived from the restructuring programmes are intended to deliver improved margins even in a static sales environment, such margins being further enhanced in the event of a sustained economic recovery. Consequential improvements in cash flow would then be used to reduce indebtedness (in fulfilment of the Group's obligations under senior debt facilities to so utilise a portion of excess cash flow (75% for each financial year commencing with the financial year ended 31 March, 2005)) and to contribute to the
Group's stated strategy to further reduce existing indebtedness beyond contractually committed amounts.

In this context, the Refinancing implemented in December, 2003, afforded the
Group important financial flexibility by reducing senior debt, improving the
Group's liquidity and extending the maturity of its indebtedness by way of the issuance of subordinated debt in the form of the Subordinated Bonds, and providing a more stable long term capital structure. The Refinancing, the terms of which were previously disclosed to Stockholders at the time of the Rights
Issue, comprised, inter alia, the Rights Issue raising gross proceeds of
Euro 38.5 million, and an issue of Subordinated Bonds raising gross proceeds of
Euro 166 million, the combined proceeds of which, after expenses, were used to pre-pay an amount of each of the Group's senior debt components. Immediately following the Refinancing, the Group's debt term to maturity ranged from 4 years and 4 months to 7 years. Notwithstanding these developments, the Group has acknowledged that net debt (Euro 382.9 million as at 31 March, 2004) remains excessive and the related covenants (which include without limitation, covenants: to maintain maximum ratios of total net debt to EBITDA; to maintain maximum ratios of senior net debt to EBITDA; to maintain minimum ratios of
EBITDA to senior interest costs; to maintain maximum ratios of total net debt to tangible net worth; to maintain minimum ratios of cash flow to debt service;
limiting levels of capital expenditure; and limiting levels of restructuring costs) restrictive. The December, 2003 Document contained a working capital statement in respect of at least the 12 month period following the date of that document. However, disappointing results recorded in fiscal year ended 31
March, 2004, as announced on 17 June, 2004, which were significantly worse than forecast and which reflected both the challenging market conditions and the deterioration in the dollar over that period, have impacted on the working capital requirements of the Group and on the working capital statement made in the December, 2003 Document. In particular, trading in the final four months of fiscal year ended 31 March, 2004 disappointed expectations held and assumptions made at the time of the December, 2003 Document. In order to reinforce the financial platform of the Group and allow it to continue the operational restructuring being pursued by the Board, existing credit facilities have recently been supplemented by the procurement of additional banking facilities of up to Euro 40 million by way of subordinated loans (such loans having an average interest rate of LIBOR plus 1.5% with all interest being capitalised, no specified maturity, and not being secured on Group assets).

In this context the Proposed Sale of All-Clad, while not necessary to meet any debt reduction obligation of the Group, represents a very significant milestone. The application of all of the net proceeds of the Sale to repay senior debt effects a 63.8% reduction in existing senior debt (based on amounts outstanding as of 31 March, 2004). This in turn will facilitate a reduction in the cost of debt servicing, contributing to a reduction in the Company's overall cost base. Financial implications of non-completion of the Sale, and of actions which would be taken by the Board to redress same, are set out in section (11) below entitled "Recommendation".

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Accordingly, while the All-Clad Group has proved an important addition to the
Waterford Wedgwood portfolio (All-Clad Group sales have increased from US$67 million in 1999 to US$105 million in 2004 (the period during which it has been a constituent of the Waterford Wedgwood Group)), the value of the All-Clad
Group is recognised in the sale price of US$250 million (approximately Euro 206 million) (which is approximately 2.3 times its original purchase price and which represents approximately 17 times the All-Clad Group's fiscal year ended
31 March, 2004 operating profit before interest and before taxation). The Sale will also enable the Continuing Group to post a substantial capital gain. The
Directors therefore believe that the Sale of All-Clad at this time and on the terms specified in the Sale & Purchase Agreement, together with the intended utilisation of the proceeds of the Sale (as detailed in section (5) below entitled "Use of Proceeds") is an important step in the fulfilment of the
Directors' strategy for the Waterford Wedgwood Group, and in particular in improving the balance sheet of the Continuing Group.

The Directors also welcome the opportunity for Waterford Wedgwood to retain
All-Clad's chief executive Mr. Peter Cameron, who is to become Chief Operating
Officer of the Waterford Wedgwood Group following completion of the Sale. It is encouraging for the Continuing Group to retain someone of Mr. Cameron's calibre, and his experience in growing All-Clad's business over the last number of years will prove invaluable to the Continuing Group.

(3) PRINCIPAL TERMS AND CONDITIONS OF THE SALE
Under the Sale & Purchase Agreement, Waterford Wedgwood, and Ballygunner have agreed to dispose of all of the common stock of All-Clad. Consideration in respect of the Sale is US$250 million, including an amount of US$63.5 million due by All-Clad to Waterford Wedgwood Luxembourg, which amount, together with all interest thereon, will be loaned by SEB to All-Clad and repaid to Waterford
Wedgwood Luxembourg as of Completion in full and final satisfaction thereof.

The purchase price is subject to adjustment whereby any amount by which the net book value (to be calculated in accordance with an agreed definition) of
All-Clad exceeds US$36.3 million at Completion will increase the consideration paid by that full amount, and any amount by which the net book value of
All-Clad is less than US$34.3 million at Completion, will reduce the consideration paid by that full amount.

The business comprised in All-Clad and the subject of the Sale is detailed in section (4) below entitled "Information on the All-Clad Group".

The Sale is subject to various customary conditions, further details of which are contained in section 4(a)(i) of Part IV of this document. In particular, the Sale is conditional upon the approval of the Stockholders and on clearance by the Federal Trade Commission under the HSR Act. On the basis that such approvals are obtained as scheduled, it is anticipated that Completion of the
Sale will take place as soon as practicable after the EGM (but in any event within the sixty day period from signing specified in the Sale & Purchase
Agreement, which period would expire on 27 July, 2004). The Sale & Purchase
Agreement may be terminated by SEB or by the selling companies if either party fails to satisfy, in all material respects, any of their respective conditions to Closing, and if any such failure is not waived by one party or cured by the other party within thirty days after written notice thereof. In the event that the sole reason for the non-completion of the Sale is the failure of
Stockholders to approve the transaction within sixty days of the signing of the
Sale & Purchase Agreement (unless such period is extended) Waterford Wedgwood shall immediately pay SEB a break-up fee of US$5 million. Automatic termination will occur where Closing has not occurred within sixty days of the Sale &
Purchase Agreement, and the failure to close is not the result of the selling companies' or SEB's failure to satisfy, in all material respects, the respective conditions.

(4) INFORMATION ON THE ALL-CLAD GROUP
The All-Clad Group, which was acquired on 30 June, 1999, for a total consideration of US$110 million, is a leading quality US manufacturer and distributor of branded professional cookware, kitchen tools and other cooking products. All-Clad Stainless, Cop-R-Chef, LTD, MC2 and Copper-Core are the
premium brands under which the All-Clad Group's products are marketed. A brand of cookware in the mid-price range trades under the Emerilware brand. The
All-Clad product is made from multi-ply bonded metal. This bonded metal has a non-reactive thick aluminium or copper core and an outside finish of stainless steel, aluminium or copper.

Approximately 64% of the All-Clad Group's total cookware sales are generated by the All-Clad Group's top ten customers, all of which are department stores or specialist retailers. Substantially all All-Clad Group sales are in the US.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

All-Clad Group sales and profit before tax in the year ended 31 March, 2004 were Euro 89.4 million and Euro 7.3 million respectively. At 31 March, 2004 net assets of the All Clad Group were Euro 31.9 million.

The Spring Group, which specialises in high quality household cookware as well as professional cookware and food serving equipment for elite restaurants and hotels, while currently a part of the All-Clad Group's premium cookware business is being retained by the Continuing Group. While the Sale & Purchase
Agreement includes a non-compete clause (details of which are contained in section (4)(a)(i) of Part IV of this document), Spring USA will nevertheless be permitted to continue to operate its business provided that, for a period of two years following Completion, retail sales in North America do not exceed
US$2 million per annum. The Spring Group had sales of Euro 11.4 million in the year to 31 March, 2004 (of which approximately 55% were US sales with retail sales representing a minority of this), representing approximately 11% of total revenue for the Group's cookware division in that period. The Spring Group is one of the leading luxury names in European fine cookware and its retention means that the Continuing Group will retain a presence in this market segment.

(5) USE OF PROCEEDS
Net cash proceeds (after expenses and applicable taxation) from the Sale will amount to approximately Euro 179.4 million (US$219.0 million). The Sale will constitute a disposal for capital gains tax purposes. A provision of Euro 15.0 million has been made accordingly.

All of the net proceeds of the Sale will be used to reduce borrowings of the
Continuing Group. This is consistent with the Group's stated strategy and with its obligations under its various facilities to use cash realised from any sale of assets to reduce senior debt. Specifically, it is intended that Euro 147.0 million (US$178.8 million) will be used to repay that amount outstanding under the Amended Revolving Credit Facility, and Euro 32.4 million (US$40.2 million), will be used to repay that amount outstanding under the Private Placement Notes
(excluding a make-whole premium of Euro 3.2 million (US$4.0 million) which will be satisfied by way of the issue of additional notes in accordance with the terms thereof). Following these payments the amounts outstanding under each of these items, will be Euro 83.6 million (US$103.6 million), and Euro 18.4 million
(US$22.8 million) respectively. The Make-Whole Notes will be for an additional
Euro 3.2 million (US$4.0 million).

As part of the agreement with the lenders under the Amended Revolving Credit
Facility and with the holders of the Private Placement Notes to pre-pay the amounts specified above, and to reflect the sale of the All-Clad Group and the cessation of the role of certain of its constituent companies as guarantors, the respective lenders and Private Placement Note holders have agreed amendments to certain of the covenants on the Continuing Group's indebtedness.

While the net proceeds will significantly reduce indebtedness as aforesaid (and such application will facilitate operation of the revised covenants), the
Continuing Group will nevertheless remain committed to a strategy of further reducing its existing indebtedness.

Part III of this document contains pro forma financial information, prepared for illustrative purposes only, showing the impact of the Sale, of the repayment of certain indebtedness from the proceeds thereof, and the creation of the Make-Whole Notes as if they had occurred on 31 March, 2004.

(6) SHARE CAPITAL
The Company's authorised share capital, which has not been increased for a number of years, is Euro 60 million, and its issued share capital is currently approximately Euro 59.8 million. The Company's allotment authority is in respect of Ordinary Shares comprising Stock Units relating only to the amount of the authorised but unissued share capital, that is approximately Euro 0.2 million, and has similarly not been amended for a number of years.

The Rights Issue conducted in December, 2003, which required no Stockholder approvals, utilised almost the entire of the previously available share capital. It is therefore intended to increase the authorised share capital and to renew the allotment authority applicable thereto. Resolutions 2 and 3, which are summarised under section (9) below, propose the related changes.

Resolution 4 proposes that the Directors are authorised in accordance with the
Articles to disapply pre-emption rights in relation to any offer of securities
(open for a period fixed by the Directors) by way of rights, open offer, or otherwise in favour of ordinary shareholders, and in respect of up to a maximum of 5% of the share capital at the close of business on the date of passing of the Resolution. This is a standard resolution generally renewed by the Company on an annual basis.

Share capital headroom and allotment authorities in respect of the Income
Shares which would form part of any Stock Units to arise on the issue of
Ordinary Shares do not require separate Stockholder approval. Any such necessary authorities to facilitate issue of Income Shares can be put in place internally as provided for in the Articles of Association of Waterford Wedgwood
UK.

--------------------------------------------------------------------------------
                                       10

--------------------------------------------------------------------------------

(7) CURRENT TRADING AND PROSPECTS
The Group published its audited consolidated results for the year ended 31
March, 2004 on 17 June, 2004 reporting a loss on ordinary activities before taxation of Euro 44.9 million, relative to a profit on ordinary activities before taxation of Euro 7.2 million in the previous year, and earnings before interest, tax, depreciation, amortisation and restructuring charges of Euro 68.1 million, compared to Euro 114.9 million in the previous year. Fiscal year 2004 was a challenging year for the Group and its sector in general, in which the benefits of the restructuring programmes implemented in earlier years were not sufficient to overcome the impact of a weaker dollar and lower volumes. In the current fiscal year to date, trading is broadly in line with the same period in the previous fiscal year and at constant exchange rates, volumes in the first quarter are expected to be 1% ahead of the same period last year.

The trading environment remains challenging in fiscal year 2005 and the
Continuing Group's ability to overcome prevailing adverse trading conditions will be partially contingent on the timing within which the review of its operations and associated working capital requirements can be completed, the decision to implement resultant recommendations considered, and such recommendations implemented with a view to realising cash, which can then
(subject to agreement where necessary with lenders) be dedicated to supplement marketing spend, in order to stimulate sales. A definitive timetable for this review has not yet been finalised. Other initiatives, such as broadening of the
Group's design alliances to support a new crystal range in the US, and a planned targeting of the casual segment of the market, are also proposed in order to improve sales.

The Directors are optimistic that significant cash could be released following such a review and that with any subsequent anticipated increase in sales following the implementation of new marketing plans, that the substantial investment in plant and restructuring over recent years will yield improvements in the Continuing Group's performance.

As referred to elsewhere in this letter, while the Sale will facilitate a significant reduction in indebtedness (and such reduction will facilitate operation of the revised covenants), the Continuing Group will nevertheless remain committed to a strategy of further reducing its existing indebtedness over the remainder of fiscal year 2005 and beyond.

(8) ADDITIONAL INFORMATION
Your attention is drawn to the financial information relating to the All-Clad
Group set out in Part II of this document and to the additional information on the Continuing Group and on the All-Clad Group in Part IV of this document. You are advised to read the whole of this document and not merely to rely on the summarised information set out in this letter.

(9) EXTRAORDINARY GENERAL MEETING
You will find set out at the end of this document a notice convening an
Extraordinary General Meeting of the Company to be held at The Shelbourne
Hotel, 27 St. Stephen's Green, Dublin 2, Ireland at 10.00 a.m. on 26 July,
2004, at which Stockholders will be asked to consider and, if thought fit to pass, the following Resolutions. Resolutions 1, 2 and 3 are ordinary resolutions and Resolution 4 is a special resolution. Resolution 3 is subject to the approval of Resolution 2 and Resolution 4 is subject to the approval of
Resolutions 2 and 3, but the Resolutions are not otherwise inter-conditional.
Resolution 1, which relates to the Sale, is not conditional on any of the other
Resolutions.

RESOLUTION 1: to be proposed as an ordinary resolution, is the Resolution required to approve the Sale by the Company.

RESOLUTION 2: to be proposed as an ordinary resolution, provides for the increase in the authorised share capital of the Company from
              Euro 60,000,000 divided into 1,000,000,000 Ordinary Shares of
              Euro 0.06 each to Euro 120,000,000, by the addition thereto of a further 1,000,000,000 Ordinary Shares of Euro 0.06 each. This alteration, which represents an increase of 100% of the existing authorised share capital of the Company, is sought, as a matter of prudence, in order to maintain appropriate headroom and flexibility going forward, as the current authorised share capital is almost entirely issued.

RESOLUTION 3: to be proposed as an ordinary resolution, proposes to amend the
              Articles such that the Directors shall for the purposes of Section
              20 of the 1983 Act, be generally and unconditionally authorised to allot and issue relevant securities up to an amount equal to the authorised (as enlarged pursuant to Resolution 2) but unissued share capital of the Company and to allot and issue any shares purchased by the Company pursuant to the provisions of the
              Companies Act

--------------------------------------------------------------------------------
                                       11

--------------------------------------------------------------------------------

              1990 and held as treasury shares. The total number of Ordinary
              Shares which the Directors will have authority to allot pursuant to this Resolution is 1,003,012,771, which represents
              approximately 100% of the Existing Issued Share Capital. The
              Directors have no present intention to exercise this authority.
              This authority will expire on 25 July, 2009 unless previously renewed, varied or revoked.

RESOLUTION 4: to be proposed as a special resolution, proposes to renew the general authority conferred on the Directors, in accordance with the Articles, to disapply pre-emption rights in relation to any offer of securities (open for a period fixed by the Directors) by way of rights, open offer, or otherwise in favour of ordinary shareholders, and in respect of up to a maximum of 5% of the total issued share capital of the Company on 26 July, 2004 (49,849,361
              Stock Units based on the Existing Issued Share Capital and representing 5% thereof).

              This authority will expire on the earlier of the date of the annual general meeting of the Company in 2005 or 30 December,
              2005.

(10) ACTION TO BE TAKEN
A Form of Proxy for use by Stockholders at the EGM accompanies this document.

Forms of Proxy completed in accordance with the instructions printed thereon must be received by the Registrar, Capita Corporate Registrars Plc, P.O. Box
7117, Dublin 2, Ireland (if delivered by post) or Capita Corporate Registrars
Plc, Unit 5, Manor Street Business Park, Manor Street, Dublin 7, Ireland (if
delivered by hand), no later than forty-eight hours before the time appointed for the holding of the meeting. Completion and return of a Form of Proxy will not preclude Stockholders from attending and voting at the meeting in person should they so wish.

(11) RECOMMENDATION
THE APPROVAL OF RESOLUTION 1 IS A CONDITION OF THE COMPLETION OF THE SALE. IN
THE EVENT THAT THE SALE IS NOT APPROVED BY STOCKHOLDERS OR IS NOT OTHERWISE
COMPLETED, THE COMPANY WOULD BE UNABLE TO EFFECT THE SIGNIFICANT REDUCTION OF
SENIOR DEBT FACILITATED BY THE PROCEEDS OF THE SALE AND THE ASSOCIATED COVENANT
REVISIONS. IN THIS CASE, AND ABSENT A DEMONSTRABLE IMPROVEMENT IN TRADING
PERFORMANCE OVER THE FIRST HALF OF FISCAL YEAR 2005, THE WORKING CAPITAL NEEDS
OF THE GROUP MAY (WITHOUT REMEDIAL ACTIONS BEING TAKEN), AT THE END OF THAT
PERIOD, EXCEED THOSE WHICH COULD BE MET FROM EXISTING CREDIT FACILITIES AND
HEADROOM ON COVENANTS UNDER THOSE FACILITIES WOULD BE ERODED. THE BOARD IS
CONFIDENT THAT REMEDIAL ACTIONS REQUIRED TO BE TAKEN IN THESE CIRCUMSTANCES,
WHICH WOULD INCLUDE A WAIVER OR RENEGOTIATION OF CERTAIN COVENANTS ATTACHING TO
CREDIT FACILITIES, ALTERNATIVE ASSET DIVESTITURES (INCLUDING ALL-CLAD),
ACHIEVEMENT OF FURTHER COST REDUCTIONS BY MINIMISING DISCRETIONARY EXPENDITURE,
AND/OR PROCUREMENT OF ALTERNATIVE CREDIT FACILITIES, INJECTION OF EQUITY
FINANCE, OR ANY COMBINATION THEREOF, COULD BE SUCCESSFULLY IMPLEMENTED ON A
TIMELY BASIS. THE BOARD IS CONFIDENT OF THE CONTINUED SUPPORT OF KEY
STOCKHOLDERS IN RESPECT OF THE AFOREMENTIONED REMEDIAL ACTIONS IN THE EVENT
THAT THE SALE DOES NOT COMPLETE.

AS REFERRED TO EARLIER IN THIS LETTER, THE FAILURE OF STOCKHOLDERS TO APPROVE
THE TRANSACTION WITHIN SIXTY DAYS OF THE SIGNING OF THE SALE & PURCHASE
AGREEMENT (UNLESS SUCH PERIOD IS EXTENDED) WOULD ALSO RESULT IN THE GROUP BEING
REQUIRED TO PAY SEB A BREAK-UP FEE OF US$5 MILLION. EXISTING CASH RESERVES OF
THE GROUP WOULD BE SUFFICIENT TO FUND SUCH PAYMENT.

THE DIRECTORS CONSIDER THE SALE (RESOLUTION 1) TO BE IN THE BEST INTERESTS OF
THE COMPANY AND ITS STOCKHOLDERS AS A WHOLE.

THE DIRECTORS CONSIDER THE INCREASE IN THE AUTHORISED SHARE CAPITAL (RESOLUTION
2), THE GRANT OF ALLOTMENT AUTHORITY (RESOLUTION 3) AND THE DIS-APPLICATION OF
PRE-EMPTION RIGHTS (RESOLUTION 4) TO BE IN THE BEST INTERESTS OF THE COMPANY
AND ITS STOCKHOLDERS AS A WHOLE.

ACCORDINGLY, THE DIRECTORS UNANIMOUSLY RECOMMEND STOCKHOLDERS TO VOTE IN FAVOUR
OF ALL OF THE RESOLUTIONS TO BE PROPOSED AT THE EXTRAORDINARY GENERAL MEETING,
AS THEY HAVE INDICATED THEIR INTENTION TO DO IN RESPECT OF THEIR OWN BENEFICIAL
HOLDINGS WHICH, IN AGGREGATE, AMOUNT TO 249,932,716 STOCK UNITS, REPRESENTING
APPROXIMATELY 25.07% OF THE EXISTING ISSUED SHARE CAPITAL.

                                Yours faithfully,

                             SIR ANTHONY O'REILLY
                                    CHAIRMAN

--------------------------------------------------------------------------------
                                       12

--------------------------------------------------------------------------------
             PART II - FINANCIAL INFORMATION ON THE ALL-CLAD GROUP
--------------------------------------------------------------------------------

The summary financial information contained in this Part II represents financial information in respect of the All-Clad Group (which, for the purposes of the financial information presented herein, does not include the Spring
Group) in respect of the periods stated herein. The All-Clad Group is accounted for in the consolidated financial statements of Waterford Wedgwood.

(1) BASIS OF PREPARATION
The financial information on the All-Clad Group contained in this Part II does not represent statutory accounts as defined by Section 19 of the Companies Act
1986. Prior to 2002 the fiscal year of the Waterford Wedgwood Group ended on 31
December and the last such full fiscal year was the year ended 31 December,
2001. Thereafter the Group changed its fiscal year end to 31 March in recognition, inter alia, of the Group's historic seasonal weighting towards the last six months of the calendar year. The first period to 31 March for which the Group produced audited accounts was the three month period ended 31
March, 2002. Thereafter the Group produced twelve month audited accounts for the fiscal year. The financial information on the All-Clad Group contained in this Part II has been extracted, without material adjustment, from schedules compiled for the purposes of preparing the published audited consolidated financial statements of Waterford Wedgwood for the two years ended 31 March,
2004, the three months ended 31 March, 2002 and the year ended 31 December,
2001. The financial information presented has been prepared in accordance with
Irish generally accepted accounting principles and Waterford Wedgwood's accounting policies.

The auditors to the Waterford Wedgwood Group, PricewaterhouseCoopers, have reported without qualification and without reference to any matter of fundamental uncertainty in respect of each of the periods to which this financial information relates.

(2) PROFIT AND LOSS ACCOUNT

                                                  Year             Year     Three months                Year
                                             31 March,        31 March,        31 March,        31 December,
                                                  2004             2003             2002                2001
                                                Euro m           Euro m           Euro m              Euro m

TURNOVER                                          89.4            114.7             25.1                93.3
Cost of sales                                    (49.4)           (63.5)           (14.7)              (54.9)
                                            ----------       ----------       ----------       -------------
Gross profit                                      40.0             51.2             10.4                38.4
Distribution costs                               (18.4)           (19.1)            (5.6)              (19.1)
Administrative expenses                           (9.3)           (12.3)            (3.2)              (12.0)
Other operating income                              -               0.2               -                  0.1
                                            ----------       ----------       ----------       -------------
                                                 (27.7)           (31.2)            (8.8)              (31.0)
                                            ----------       ----------       ----------       -------------
OPERATING PROFIT                                  12.3             20.0              1.6                 7.4
Net interest payable                              (5.0)            (5.8)            (1.7)               (7.2)
                                            ----------       ----------       ----------       -------------
PROFIT/(LOSS) ON ORDINARY ACTIVITIES
 BEFORE TAX                                        7.3             14.2             (0.1)                0.2
Taxation on profit/(loss) on ordinary
 activities                                       (3.6)            (7.2)            (0.8)               (1.4)
                                            ----------       ----------       ----------       -------------
PROFIT/(LOSS) ON ORDINARY ACTIVITIES
 AFTER TAXATION                                    3.7              7.0             (0.9)               (1.2)
                                            ==========       ==========       ==========       =============

--------------------------------------------------------------------------------
                                       13

--------------------------------------------------------------------------------

(3) BALANCE SHEET

                                                            31 March,
                                                                 2004
                                                               Euro m

FIXED ASSETS
Intangible assets                                                56.3
Tangible assets                                                   7.7
                                                                -----
                                                                 64.0
                                                                -----
CURRENT ASSETS
Stocks                                                           19.6
Debtors                                                          13.6
Cash and deposits                                                 0.4
                                                                -----
                                                                 33.6
                                                                -----
Creditors (Amounts falling due within one year)                 (14.4)

NET CURRENT ASSETS                                               19.2

TOTAL ASSETS LESS CURRENT LIABILITIES                            83.2

CREDITORS (AMOUNTS FALLING DUE AFTER MORE THAN ONE YEAR)
Intercompany creditors                                          (51.3)
                                                               ------
                                                                 31.9
                                                               ======
CAPITAL AND RESERVES
Called up share capital                                           0.1
Share premium account                                            22.1
Profit and loss account                                           9.7
                                                               ------
Shareholder's funds - equity interests                           31.9
                                                               ======

--------------------------------------------------------------------------------
                                       14

--------------------------------------------------------------------------------
                   PART III - PRO FORMA FINANCIAL INFORMATION
--------------------------------------------------------------------------------
The unaudited pro forma financial information of the Group set out below has been prepared to illustrate the impact of the Sale, of the repayment of certain indebtedness from the proceeds thereof, and the creation of the Make-Whole
Notes on the balance sheet of the Group, as per its audited consolidated balance sheet prepared in accordance with Irish GAAP, as at 31 March, 2004
(being the last period in respect of which Group financial information has been published) as if the Sale had taken place as at that date.

This statement is prepared for illustrative purposes only and, because of its nature, may not give a true picture of the financial position of the Group following the Sale.

                                    Waterford Wedgwood                Adjustments to reflect                          Pro Forma
                                           Group as at       ------------------------------------------------     Balance Sheet
                                        31 March, 2004             Sale of   Application of        Make-Whole             as at
                                               Audited            All-Clad         Proceeds             Notes    31 March, 2004
                                                Euro m              Euro m           Euro m            Euro m            Euro m
                                            (Note (1))          (Note (2))       (Note (3))        (Note (4))

FIXED ASSETS
Intangible assets                                100.4               (56.3)               -                 -              44.1
Tangible assets                                  206.2               (7.7)               -                 -             198.5
Financial assets                                  15.1                   -                -                 -              15.1
                                              --------            --------         --------          --------           -------
                                                 321.7               (64.0)               -                 -             257.7
                                              --------            --------         --------          --------           -------
CURRENT ASSETS
Stocks                                           320.3               (19.6)               -                 -             300.7
Debtors                                          154.6               (13.6)               -                 -             141.0
Cash and deposits                                 51.6               (0.4)            15.0(b)              -              66.2
                                              --------            --------      -----------          --------           -------
                                                 526.5               (33.6)            15.0                               507.9
Creditors (amounts falling due
  within one year)                              (188.7)               14.4            (15.0)                -            (189.3)
                                              --------            --------      -----------          --------           -------

NET CURRENT ASSETS                               337.8               (19.2)               -                 -             318.6

TOTAL ASSETS LESS CURRENT LIABILITIES            659.5               (83.2)               -                 -             576.3

CREDITORS (AMOUNTS FALLING DUE
  AFTER MORE THAN ONE YEAR)
Long term debt                                  (257.9)                  -            179.4(a)           (3.2)            (81.7)
Subordinated Bonds                              (165.0)                  -                -                 -            (165.0)
Other                                            (37.5)                  -                -                 -             (37.5)
                                              --------            --------      -----------          --------           -------
                                                (460.4)                  -            179.4              (3.2)           (284.2)
PROVISIONS FOR LIABILITIES AND CHARGES            (1.1)                  -                -                 -              (1.1)
                                              --------            --------      -----------          --------           -------
                                                 198.0               (83.2)           179.4              (3.2)            291.0
                                              ========            ========      ===========          ========           =======
CAPITAL AND RESERVES
Called up share capital                           73.5                   -                -                 -              73.5
Share premium account                            213.7                   -                -                 -             213.7
Revaluation reserve                                7.2                   -                -                 -               7.2
Profit and loss account                        (102.7)               (83.2)           179.4              (3.2)             (9.7)
Capital conversion reserve fund                    2.6                   -                -                 -               2.6
                                              --------            --------      -----------          --------           -------
Shareholders' funds - equity interests           194.3               (83.2)           179.4              (3.2)            287.3
Minority interests - equity interests              3.7                   -                -                 -               3.7
                                              --------            --------      -----------          --------           -------
                                                 198.0               (83.2)           179.4              (3.2)            291.0
                                              ========            ========      ===========          ========           =======

NOTES:
(1)   The assets and liabilities of the Waterford Wedgwood Group as at 31
      March, 2004 have been extracted, without material adjustment, from the audited consolidated balance sheet included in the Group's Preliminary
      Results.
(2)   The assets and liabilities of the All-Clad Group have been extracted, without material adjustment, from schedules compiled for the purposes of preparing the consolidated audited accounts of the Group as at 31 March,
      2004. This financial information is set out in Part II of this document.
(3)   The pro forma adjustments in respect of the application of the proceeds of the Sale comprise: (a) the euro equivalent of the estimated net proceeds of US$219.0 million (being US$250 million net of US$12.5 million expenses and US$18.5 million of capital gains tax), being applied to repay the Amended Revolving Credit Facility and the Private Placement
      Notes on a pro rata basis, both of which are included in Long term debt;
      and (b) the retention of Euro 15.0 million (US$18.5 million) of the proceeds to fulfil the estimated capital gains tax liability arising from the Sale.
(4)   The issue of the Make-Whole Notes in satisfaction of the make-whole payment due on partial early repayment of the Private Placement Notes out of the proceeds of the Sale. This additional liability is not due until the Private Placement Notes are repaid in full.
(5)   Save as reflected above, no adjustments have been made to reflect trading or any other transactions since 31 March, 2004.
(6)   The exchange rate used to translate US$ to euro is Euro 1: US$1.2389 being the exchange rate in effect on 31 March, 2004, other than for US$100 million of the proceeds of the Sale which is to be applied against a forward contract at the rate of Euro 1=US$1.19875 and which has accordingly been converted at this rate.

--------------------------------------------------------------------------------
                                       15

--------------------------------------------------------------------------------

The following is a copy of the report by PricewaterhouseCoopers, Chartered
Accountants, to the Directors of Waterford Wedgwood plc and Davy, on the pro
forma financial information.

PRICEWATERHOUSECOOPERS
[GRAPHIC OMITTED]

--------------------------------------------------------------------------------
                                                          PRICEWATERHOUSECOOPERS
The Directors,                                            P.O. Box 1283
Waterford Wedgwood plc,                                   George's Quay
1-2 Upper Hatch Street,                                   Dublin 2
Dublin 2,                                                 Ireland
Ireland.

The Directors,
Davy,
Davy House,
49 Dawson Street,
Dublin 2,
Ireland.

2 July, 2004

Lady and Gentlemen,

WATERFORD WEDGWOOD PLC (THE "COMPANY")

We report on the pro forma financial information set out in Part III of the
Company's Circular dated 2 July, 2004. The pro forma financial information has been prepared, for illustrative purposes only, to provide information about how the proposed sale of All-Clad USA, Inc., of the repayment of certain indebtedness from the proceeds thereof, and the creation of the Make-Whole
Notes (as defined in the Circular) might have affected the audited consolidated balance sheet of the Company, as at 31 March, 2004.

RESPONSIBILITIES

It is the responsibility solely of the Directors of the Company to prepare the pro forma financial information in accordance with paragraph 12.29 of the
Listing Rules of The Irish Stock Exchange Limited and the UK Listing Authority
("the Listing Rules").
It is our responsibility to form an opinion, as required by the Listing Rules, on the pro forma financial information and to report our opinion to you. We do not accept any responsibility for any reports previously given by us on any financial information used in the compilation of the pro forma financial information beyond that owed to those to whom those reports were addressed by us at the dates of their issue.

BASIS OF OPINION

We conducted our work in accordance with the Statements of Investment Circular
Reporting Standards and Bulletin 1998/8 "Reporting on pro forma financial information pursuant to the Listing Rules" issued by the Auditing Practices
Board. Our work, which involved no independent examination of the underlying financial information, consisted primarily of comparing the unadjusted financial information with the source documents, considering the evidence supporting the adjustments and discussing the pro forma financial information with the Directors of the Company.
Our work has not been carried out in accordance with auditing standards generally accepted in the United States of America, and accordingly should not be relied upon as if it had been carried out in accordance with those standards.

OPINION

In our opinion:

(a)  the pro forma financial information has been properly compiled on the basis stated;

(b)  such basis is consistent with the accounting policies of the Company; and

(c)  the adjustments are appropriate for the purposes of the pro forma financial information as disclosed pursuant to paragraph 12.29 of the Listing Rules.

Yours faithfully

PRICEWATERHOUSECOOPERS
CHARTERED ACCOUNTANTS
DUBLIN

--------------------------------------------------------------------------------
                                       16

--------------------------------------------------------------------------------
                       PART IV - ADDITIONAL INFORMATION
--------------------------------------------------------------------------------

1. RESPONSIBILITY

The Directors of Waterford Wedgwood, whose names are set out on page 7 of this document, accept responsibility for the information contained in this document.
To the best of the knowledge and belief of the Directors (who have taken all reasonable care to ensure that such is the case), the information contained in this document is in accordance with the facts and does not omit anything likely to affect the import of such information.

2. DIRECTORS' AND OTHER INTERESTS
(A) DIRECTORS' INTERESTS IN THE EXISTING ISSUED SHARE CAPITAL
    As at the close of business on 29 June, 2004 (being the latest practicable date prior to the publication of this document), the interests of each of the Directors (including any interests of their spouses or minor children)
    or any connected person, in the Existing Issued Share Capital, the existence of which is known to, or could with reasonable diligence be ascertained by, the Directors, whether or not held through another party, including interests which are notifiable as required to be disclosed pursuant to Sections 53 or 64 of the Companies Act 1990 and, as far as the
    Company and the Directors are aware, having made due and proper enquiry, the interests of any persons connected (within the meaning of Section 26 of the Companies Act 1990) with a Director, were as follows:

                                                                           % OF
                                                    NUMBER OF   EXISTING ISSUED
NAME OF DIRECTOR                                  STOCK UNITS     SHARE CAPITAL

Sir Anthony O'Reilly and Peter John
Goulandris holdings:
   Stoneworth Investment Limited (1) (2)          164,179,942             16.47
   Araquipa International Limited (2)              34,505,163              3.46
   Albany Hill Limited (1) (2)                     34,081,550              3.42
   Cressborough Holdings Limited (2)               11,709,089              1.17
   Mystic Investments (Cayman) Limited (1)            420,907              0.04
   Indexia Holdings Limited(1)                        432,973              0.04
                                                  -----------            ------
Sub-total of O'Reilly and Goulandris holdings     245,329,624             24.61
Patrick Redmond O'Donoghue                          1,701,010             0.171
Paul Michael D'Alton                                        -                 -
Peter Burton Cameron                                        -                 -
Gerald Patrick Dempsey                                 63,635             0.006
John Foley                                            160,479             0.016
Lewis Glucksman (3)                                         -                 -
Ottmar Claus Kusel                                          -                 -
Kevin Columba McGoran                                  89,086             0.009
Sam Michaels                                          254,543             0.026
Patrick James Anthony Molloy                          127,270             0.013
Lady O'Reilly (1) (3)                                       -                 -
Tony O'Reilly Jr                                       68,343             0.007
David Wellspring Sculley                            1,228,181             0.123
Lord Piers Wedgwood                                   127,270             0.013
Dr Francis Alan Wedgwood                              783,275             0.079

NOTES:

(1)   Sir Anthony O'Reilly, Chairman of the Board, controls (i) 49.0% of
      Stoneworth Investment Limited; (ii) 50% of Albany Hill Limited (Lady
      O'Reilly controls 10% of Albany Hill Limited); (iii) 100% of Mystic
      Investments (Cayman) Limited; and (iv) 100% of Indexia Holdings Limited.
      The total number of Stock Units in which Sir Anthony O'Reilly is therefore interested, is 199,115,371, representing 19.97% of the Existing
      Issued Share Capital.

(2)   Mr Goulandris, Deputy Chairman of the Board, controls (i) 49.0% of
      Stoneworth Investment Limited; (ii) 40% of Albany Hill Limited; (iii)
      100% of Araquipa International Limited; and (iv) 100% of Cressborough
      Holding Limited. The total number of Stock Units in which Mr Goulandris is therefore interested is 244,475,743, representing 24.52% of the
      Existing Issued Share Capital.

(3)   Lady O'Reilly has a non-beneficial interest in the Stock Units referred to in note 1, which are beneficially held by her husband, Sir Anthony
      O'Reilly. Lewis Glucksman owns 2% of Stoneworth Investment Limited, a company which owns 164,179,942 Stock Units as referred to in notes (1)
      and (2) above.

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                                       17

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(B) DIRECTORS' INTERESTS IN OPTIONS OVER ORDINARY SHARES
    As at the close of business on 29 June, 2004 (being the latest practicable date prior to the publication of this document), the interests of the
    Directors (including any interests of their spouses or minor children) or any connected person, in Options over Stock Units of Waterford Wedgwood, the existence of which is known to, or could with reasonable diligence be ascertained by, the Directors, whether or not held through another party, including interests which are notifiable as required to be disclosed pursuant to Sections 53 or 64 of the Companies Act 1990 and, as far as the
    Company and the Directors are aware, having made due and proper enquiry, the interests of any persons connected (within the meaning of Section 26 of the Companies Act 1990) with a Director, were as set out below:

DIRECTOR                          OPTIONS HELD        OPTION PRICE     EXERCISABLE BETWEEN

   Patrick Redmond O'Donoghue            6,241           Euro 0.50        1/2/05 - 1/8/05
                                         3,424           Euro 0.35        1/2/06 - 1/8/06
                                     1,070,000           Euro 0.89    13/12/99 - 13/12/06
                                     1,070,000           Euro 0.90        2/9/02 - 2/9/09
                                       535,000           Euro 0.90      27/3/03 - 27/3/10
                                       749,000           Euro 1.07      12/4/04 - 12/4/11
              TOTAL                  3,433,665
   Peter Burton Cameron                  6,085            GBP 0.31        1/2/05 - 1/8/05
                                         3,400            GBP 0.22        1/2/06 - 1/8/06
                                       802,500           Euro 0.90      27/3/03 - 27/3/10
                                       535,000           Euro 1.07      12/4/04 - 12/4/11
                                       214,000           Euro 0.60      8/11/04 - 8/11/11
                                       267,500           Euro 0.61        5/6/05 - 5/6/12
              TOTAL                  1,828,485
   John Foley                            6,241           Euro 0.50        1/2/05 - 1/8/05
                                         3,424           Euro 0.35        1/2/06 - 1/8/06
                                       246,100           Euro 0.89    13/12/99 - 13/12/06
                                       133,750           Euro 0.90        2/9/02 - 2/9/09
                                       107,000           Euro 0.90      27/3/03 - 27/3/10
                                       535,000           Euro 1.07      12/4/04 - 12/4/11
                                       214,000           Euro 0.60      8/11/04 - 8/11/11
              TOTAL                  1,245,515
   Ottmar Claus Kusel                  264,250            GBP 0.94      26/3/01 - 26/3/08
                                       107,000           Euro 0.90        2/9/02 - 2/9/09
                                       267,500           Euro 0.90      27/3/03 - 27/3/10
                                       535,000           Euro 1.07      12/4/04 - 12/4/11
                                       214,000           Euro 0.60      8/11/04 - 8/11/11
              TOTAL                  1,387,750
   Sam Michaels                        535,000           Euro 0.90       2/7/03 - 27/3/10
              TOTAL                    535,000
   Tony O'Reilly Jr                    535,000           Euro 1.07      12/4/04 - 12/4/11
                                       214,000           Euro 0.60      8/11/04 - 8/11/11
              TOTAL                    749,000
   Lord Piers Wedgwood                  13,464            GBP 0.14       1/5/07 - 1/11/07
                                       107,000           Euro 1.20        4/9/03 - 4/9/10
              TOTAL                    120,464

(C) DIRECTORS' INTERESTS IN TRANSACTIONS
    No Director has or has had any interest, direct or indirect, in any transaction which is or was unusual in its nature or conditions or significant in relation to the business of the Group and which were effected by the Company or any of its subsidiaries or associated undertakings during the current or immediately preceding financial year or during an earlier financial year and which remain in any respect outstanding or unperformed.

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                                       18

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(D) DIRECTORS' SERVICE CONTRACTS
    As at the date of this document, save as disclosed below, there are no existing or proposed Directors' Service Contracts (as defined in the
    Listing Rules) between a member of the Group and any Director which have not been previously published (there having been no material amendment to the terms of any such Directors' Service Contracts since the date of such publication).

    The terms of the following contract are unchanged from those disclosed in the December, 2003 Document, save that the expiry date has been amended from 31 December, 2004 to 31 December, 2007.

    Mr Kusel is employed under a service agreement with Rosenthal due to expire on 31 December, 2007, ("the Agreement"). The supervisory board of
    Rosenthal is obliged to give twelve months' notice before the expiry of the Agreement as to whether it intends to reappoint Mr Kusel as a member and chairman of the board of Rosenthal. Mr Kusel's salary of Euro 336,000 is subject to review every two years. Mr Kusel is entitled to a motor car and driver and is entitled to contributions to his pension insurance or exempt life insurance and a contribution for medical insurance. Mr Kusel is entitled to be included in the Group's accident insurance of
    Rosenthal. Mr Kusel is entitled to be considered for such annual performance bonus as may be determined by the remuneration committee of the Board subject to a cap of Euro 102,258.

3. SUBSTANTIAL STOCKHOLDERS
    In so far as is known to the Company, the following persons (other than a
    Director) were, directly or indirectly, interested in 3% or more of the
    Existing Stock Units of the Company as at the close of business on 29
    June, 2004, (being the latest practicable date prior to the publication of this document):

                                                                % OF EXISTING
                                                     NUMBER OF   ISSUED SHARE
                                                   STOCK UNITS        CAPITAL

   Bank of Ireland Asset Management(1)             116,243,627           11.7
   VHC Partners LLP(1)                              37,085,710            3.7
   US Trust Company                                 36,701,696            3.7
   Arnhold and S. Bleichroeder Advisers Inc(2)      35,908,625            3.6

    NOTES:

    (1)   The Directors have been advised that these shareholdings are not beneficially owned but are held on behalf of clients, none of which, so far as the Directors are aware, holds more than 3% of the Existing
          Issued Share Capital.

    (2)   One of the clients of Arnhold and S. Bleichroeder Advisers Inc., The
          First Eagle Overseas Fund, holds 30,000,000 Stock Units, representing
          3% of the Existing Issued Share Capital. The holding of The First
          Eagle Overseas Fund is included in that of Arnhold and S.
          Bleichroeder Advisers Inc. disclosed above.

4. MATERIAL CONTRACTS
(a)  The following is a summary of all material contracts (not being contracts entered into in the ordinary course of business) which have been entered into by any member of the Continuing Group within the two years immediately preceding the publication of this document and are, or may be material, or contracts (not being contracts entered into in the ordinary course of business) entered into at any time by members of the Continuing Group which contain any provision under which any member of the Continuing Group has any obligation or entitlement which is or may be material to the Continuing
     Group at the date of this document.

     (i)  On 28 May, 2004, the Company and Ballygunner (the "selling companies")
          entered into an agreement with SEB to sell all of the common stock in
          All-Clad. The purchase price payable by SEB is US$250 million, including an amount of US$63.5 million due by All-Clad to Waterford
          Wedgwood Luxembourg, which amount, together with all interest thereon, will be loaned by SEB to All-Clad and repaid to Waterford Wedgwood
          Luxembourg as of Completion in full and final satisfaction thereof.

          The purchase price is subject to adjustment whereby any amount by which the net book value of All-Clad exceeds US$36.3 million at
          Completion will increase the consideration paid by that amount, and any amount by which the net book value of All-Clad is less than
          US$34.3 million at Completion, will reduce the consideration paid by that amount.

          All inter-company accounts will be settled by All-Clad prior to
          Closing.

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                                       19

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          Waterford Wedgwood has agreed to enter into a non-compete clause with
          SEB which restricts the Waterford Wedgwood Group from competing with
          All-Clad in North America for a period of two years following
          Completion. Waterford Wedgwood Group is not restricted from operating its business as currently conducted, nor from acquiring any business other than Meyer Corporation U.S., the Calphalon business of Newell
          Rubbermaid Inc. and Cuisinart Corp. or any portion thereof. Spring USA is permitted to operate its business as is currently conducted provided that, for a period of two years following Completion, it does not have retail sales in North America in excess of US$2 million per year. Breach of this provision by Spring USA would entitle SEB to enforcement thereof without the necessity of proving actual damages, and would also entitle SEB to an equitable accounting of all earnings, profit or other benefits arising out of the violation of this provision.

          The obligations of the selling companies and SEB to consummate the
          Sale are subject to the following conditions:

          -   the other party's representations and warranties under the Sale
              & Purchase Agreement being true in all material respects as of the Closing Date and the other parties agreements or covenants to be performed on or prior to the Closing Date being performed in all material respects;

          -   no injunction existing restraining the parties from Closing;

          -   if applicable, the waiting period under the HSR Act having expired;

          -   Waterford Wedgwood Stockholders having approved the Sale;

          -   with respect to the selling companies obligations to consummate the Sale, confirmation from SEB that it is prepared to deliver the purchase price; and

          -   with respect to SEB's obligations to consummate the Sale,
              Waterford Wedgwood's counsel having delivered an opinion to SEB confirming, inter alia, that the selling companies and All-Clad are duly organised, that the sellers have full authority to execute the Sale & Purchase Agreement, and that the Sale &
              Purchase Agreement has been duly executed and constitutes a valid and legally binding obligation of the selling companies, and
              All-Clad not having suffered a material adverse effect in its business due to losses caused by fire, flood or other calamity.

          The Sale & Purchase Agreement may be terminated by SEB if the selling companies fail to satisfy, in all material respects, any of their conditions to Closing, and if any such failure is not waived by SEB or cured by the selling companies within thirty days after written notice thereof. In the event that the sole reason for the non-completion of the Sale is the failure of Stockholders to approve the transaction in general meeting within sixty days of the signing of the Sale &
          Purchase Agreement (or if extended (by Waterford Wedgwood only if the required Stockholder approval has not been obtained in the required sixty day period) after the extension period of a maximum of an additional sixty days), Waterford Wedgwood shall immediately pay a break-up fee of US$5 million. The Sale & Purchase Agreement may be terminated by Waterford Wedgwood if SEB fails to satisfy, in all material respects, any of its conditions to Closing, and if any such failure is not waived by the selling companies or cured by SEB within thirty days after written notice thereof. If no Closing occurs within sixty days of the Sale & Purchase Agreement, and the failure to close is not the result of the selling companies or SEB's failure to satisfy, in all material respects, their respective conditions, the
          Sale & Purchase Agreement will automatically terminate.

          Under the Sale & Purchase Agreement, Waterford Wedgwood has agreed to indemnify SEB for any breaches of representations and warranties causing damages of at least US$25,000 and then only where the aggregate of such claims is in excess of US$0.5 million but subject to a limit of US$7.5 million. The relevant representations survive for two years, other than financial representations which survive for one year. Certain representations, such as those relating to title and authorisation, are not subject to any limitations. Waterford Wedgwood has also agreed to indemnify SEB for any amounts in excess of US$0.25 million which may arise out of, or relating to, any allegations of certain breaches of competition law by All-Clad for activities which occurred prior to Closing. This liability is uncapped. The selling companies have agreed to indemnify SEB for any amounts in excess of
          US$1.1 million resulting from any state tax related issues. This indemnity will expire on the applicable statute of limitations on any state tax related claim.

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                                       20

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            The Sale & Purchase Agreement contains customary representations and warranties regarding All-Clad and also includes a negative covenant providing that All-Clad must operate in the ordinary course of its business for the duration of the period between signing of the Sale
            & Purchase Agreement and Closing.

     (ii)   An agreement dated 14 November, 2003 entered into by Waterford
            Wedgwood, the executive Directors of the Company, Sir Anthony
            O'Reilly and Mr. P. J. Goulandaris, and Davy, pursuant to which Davy agreed to underwrite the Rights Issue. All material terms of this agreement have been previously disclosed (in the December, 2003
            Document) and made available for inspection. Accordingly, as permitted by the Listing Rules the material terms are not repeated herein. The agreement is available for inspection as stated in section (10) of Part IV of this document.

     (iii)  An agreement dated 1 December, 2003 entered into by the Company, certain of its subsidiaries as guarantors and The Bank of New York as trustee, and relating to the issue of the Subordinated Bonds. All material terms of this agreement have been previously disclosed (in the December, 2003 Document) and made available for inspection.
            Accordingly, as permitted by the Listing Rules the material terms are not repeated herein. The agreement is available for inspection as stated in section (10) of Part IV of this document.

     (iv)   An agreement dated 4 November, 2002 entered into by the Company and
            Cash's Mail Order Limited relating to the acquisition of Cash's Mail
            Order business. All material terms of this agreement have been previously disclosed (in the December, 2003 Document) and made available for inspection. Accordingly, as permitted by the Listing
            Rules the material terms are not repeated herein. The agreement is available for inspection as stated in section (10) of Part IV of this document.

(b)  The following is a summary of all material contracts (not being contracts entered into in the ordinary course of business) which have been entered into by All-Clad or any member of the All-Clad Group within the two years immediately preceding the publication of this document and are, or may be material, or contracts (not being contracts entered into in the ordinary course of business) entered into at any time by All-Clad or any member of the All-Clad Group which contain any provision under which All-Clad or any member of the All-Clad Group has any obligation or entitlement which is or may be material to All-Clad at the date of this document.

     (i)    The Sale & Purchase Agreement referred to at sub-section (a)(i)
            above.

5. LEGAL PROCEEDINGS
(a)  There are no, nor have there been any, legal or arbitration proceedings
     (including any such proceedings which are pending or threatened of which the Company is aware) which may have, or have had during the 12 months immediately preceding the date of this document, a significant effect on the Continuing Group's financial position.

(b)  There are no, nor have there been any, legal or arbitration proceedings
     (including any such proceedings which are pending or threatened of which the Company is aware) which may have, or have had during the 12 months immediately preceding the date of this document, a significant effect on the All-Clad Group's financial position.

6. CONSENT
PricewaterhouseCoopers, George's Quay, Dublin 2, Ireland have given and not withdrawn their written consent to the issue of this document with the inclusion herein in Part III of their report relating to the pro forma financial information and references thereto and to their name, in the form and context in which they appear.

7.  SIGNIFICANT CHANGES
(a)  Save for the procurement of additional banking facilities of up to Euro 40 million referred to in section (2) of Part I of this document entitled
     "Background to and Reasons for the Sale", there has been no significant change in the financial or trading position of the Continuing Group since
     31 March, 2004, the date to which the Group's latest consolidated financial statements were published (being the audited results for the year ended 31
     March, 2004).

(b)  There has been no significant change in the financial or trading position of the All-Clad Group since 31 March, 2004, the date to which the financial information set out in Part II of this document has been made up.

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                                       21

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8.  WORKING CAPITAL
The Company is of the opinion that, having regard to existing cash resources, and available bank and other financing facilities, and taking into account the net proceeds of the Sale, the Continuing Group has sufficient working capital for its present requirements, that is, for at least the next 12 months from the date of this document.

9. MISCELLANEOUS
(a)  As at 29 June, 2004 (being the latest practicable date prior to the publication of this document), Davy Corporate Finance Limited, being the company directly involved in the sponsorship activities of Davy in relation to the Sale, and directors and employees of Davy directly involved in such sponsorship activities, were interested in 13,435 Stock Units in aggregate, representing 0.001% of the Existing Issued Share Capital.

(b)  The Company does not hold any treasury shares.

(c)  The grant of authority to the Directors to generally and unconditionally allot and issue securities up to an amount equal to the authorised but unissued share capital of the Company which is proposed in Resolution 3 involves an amendment of the Articles of the Company in order to reflect the change in, and dates of validity of, the proposed authority. The full text of the proposed insertion to the Articles is contained in Resolution
     3.

10. DOCUMENTS AVAILABLE FOR INSPECTION
Copies of the following documents will be available for inspection during normal business hours on any weekday (Saturdays, Sundays and public holidays excepted) at the offices of William Fry Solicitors, Fitzwilton House, Wilton
Place, Dublin 2, Ireland and at the offices of Clifford Chance LLP, 10 Upper
Bank Street, Canary Wharf, London E14 5JJ, United Kingdom from the date of this document up to and including the date of the Extraordinary General Meeting:

(a)  the Memorandum and Articles of Association of the Company;

(b)  the audited published consolidated annual accounts of Waterford Wedgwood for the year ended 31 March, 2003, the three months ended 31 March, 2002 and the year ended 31 December, 2001;

(c)  the Preliminary Results;

(d)  the report on the pro forma financial information by PricewaterhouseCoopers set out in Part III of this document;

(e)  the Directors' service contracts referred to in section 2(d) of this Part
     IV;

(f)  the material contracts referred to in section 4 of this Part IV;

(g)  the written consent referred to in section 6 of this Part IV; and

(h)  this document

DATED: 2 JULY, 2004.

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                                       22

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                    NOTICE OF EXTRAORDINARY GENERAL MEETING
--------------------------------------------------------------------------------
                             WATERFORD WEDGWOOD PLC

(Incorporated and Registered in Ireland under the Companies Acts 1908 to 1924 with registered number 11861)

NOTICE IS HEREBY GIVEN THAT AN EXTRAORDINARY GENERAL MEETING OF WATERFORD
WEDGWOOD PLC (THE "COMPANY") WILL BE HELD AT THE SHELBOURNE HOTEL, 27 ST.
STEPHEN'S GREEN, DUBLIN 2, IRELAND AT 10.00 A.M. ON 26 JULY, 2004, TO CONSIDER
AND, IF THOUGHT FIT TO PASS, THE FOLLOWING RESOLUTIONS, RESOLUTIONS 1, 2 AND 3
BEING PROPOSED AS ORDINARY RESOLUTIONS AND RESOLUTION 4 BEING PROPOSED AS A
SPECIAL RESOLUTION:

1.  "That the sale (the "Sale") by the Company of All-Clad USA, Inc.
    as described in the Circular to Stockholders dated 2 July, 2004 pursuant to a sale and purchase agreement dated 28 May, 2004 by and among the
    Company and Ballygunner Holdings and Societ- d'Emboutissage de Bourgogne
    SA, (the "Sale & Purchase Agreement"), a copy of which was initialled by the chairman of the meeting for the purposes of identification, be and is hereby approved and that the Directors of the
    Company, or a duly authorised committee thereof, be and they are hereby authorised to do all such things, attend to all such matters and effect all such acts (including but not limited to, the signing and/or execution of any documents and the approval of the terms of, any such amendments or variations to, the Sale & Purchase Agreement save that no material amendments or variations shall be made thereto) as they may consider necessary, expedient or desirable to complete or give effect to, or otherwise in connection with the Sale and/or the Sale & Purchase Agreement as amended and any matters incidental to any of them."

2.  "That, pursuant to the provisions of the Companies Acts 1963 to 2003 the authorised share capital of the Company be increased from 60,000,000 divided into 1,000,000,000 Ordinary Shares of Euro 0.06 each to
    Euro 120,000,000 divided into 2,000,000,000 Ordinary Shares of Euro 0.06 each."

3.  "That, subject to the approval of Resolution 2, Article 6 of the Articles of Association of the Company be deleted and replaced with the following:

    "(a) The Directors shall, for the purposes of Section 20 of the 1983
          Act, be generally and unconditionally authorised to allot and issue relevant securities (as defined by the said Section 20) up to an amount equal to the authorised but unissued share capital of the
          Company as at the close of business on 26 July, 2004 and to allot and issue any shares purchased by the Company pursuant to the provisions of the 1990 Act and held as Treasury Shares;

     (b)  The authority conferred by this article shall expire on 25 July, 2009, unless previously renewed, varied or revoked by the Company in general meeting."

4.  "That, subject to the approval of Resolutions 2 and 3,

    (a)   the authority provided to the Directors at the annual general meeting of the Company on 31 July, 2003 to allot and issue the securities of the Company referred to in Article 7 of the Articles of Association of the Company be and is hereby revoked without any effect on any allotment made in accordance with such authority prior to the date of revocation; and

    (b)   the Directors be empowered, pursuant to Section 24 of the Companies
          (Amendment) Act 1983, to allot and issue the securities of the Company referred to in Article 7 of the Articles of Association (including, for the avoidance of doubt, any securities that may be allotted pursuant to the authority set out in Article 6 of such Articles) on and subject to the terms and conditions set out therein provided the authority hereby conferred shall expire at the close of business on the earlier of the date of the Annual General Meeting of the Company in 2005 or 30 December 2005."

                             By order of the Board
                                PATRICK DOWLING
                                   Secretary

2 July, 2004

Registered Office:
Kilbarry,
Waterford,
Ireland.

NOTES:

Only those Stockholders on the register of members of the Company as at 6.00
p.m. on 25 July, 2004 will be entitled to attend and vote at the Extraordinary
General Meeting and may only vote in respect of the number of Stock Units registered in their names at that time. A member entitled to attend and vote at the above meeting may appoint a proxy to attend, speak and, on a poll, vote instead of him. A proxy need not be a member of the Company.

A Form of Proxy for use at the EGM is enclosed. Forms of Proxy to be valid, must be completed and lodged (together with any power of attorney or other authority under which it is executed, or a notarially certified copy thereof)
with the Company's Registrars, Capita Corporate Registrars Plc, P.O. Box 7117,
Dublin 2, Ireland (if delivered by post) or Capita Corporate Registrars Plc,
Unit 5, Manor Street Business Park, Manor Street, Dublin 7, Ireland (if
delivered by hand) not less than forty-eight hours before the time appointed for the meeting. The appointment of a proxy will not preclude a Stockholder from attending and voting at the meeting in person should they so wish.

The Form of Proxy must (i) in the case of an individual member be signed by the member or his/her attorney duly authorised in writing; or (ii) in the case of a body corporate be given either under its common seal or signed on its behalf by its duly authorised officer or attorney.

In the case of joint holders, the vote of the senior who tenders a vote whether in person or by proxy shall be accepted to the exclusion of the votes of the other joint holders and for this purpose seniority shall be determined by the order in which the names stand in the register of members in respect of the joint holding.

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